PROSPECTUS SUPPLEMENT NO. 3 Filed Pursuant to Rule 424(b)(3)

(to Prospectus dated June 2, 2023) Registration No. 333-268062

VINTAGE WINE ESTATES, INC.

31,170,515 Shares of Common Stock

__________________________________________

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 2, 2023 (as supplemented or amended from time to time, the “Prospectus”) with the information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2023 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees of up to 31,170,515 shares of our common stock, no par value per share (“common stock”).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “VWE”. On September 27, 2023, the closing price of our common stock on Nasdaq was $0.67 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 3 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 27, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 25, 2023

Vintage Wine Estates, Inc.

(Exact name of Registrant as Specified in Its Charter)

Nevada	001-40016	87-1005902
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

937 Tahoe Boulevard Suite 210
Incline Village, Nevada		89451
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 289-9463

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, no par value per share	VWE	The Nasdaq Stock Market LLC
Warrants to purchase common stock	VWEWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition

On September 27, 2023, Vintage Wine Estates, Inc. ("VWE" or the "Company") issued a press release announcing, among other things, certain updates to its preliminary unaudited financial results for the fiscal year ended June 30, 2023. A copy of the press release is furnished as Exhibit 99.1 hereto and such portions related to its preliminary unaudited financial results are incorporated herein by reference.

The information set forth, or referred to, in this Item 2.02, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing by the Company under the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), except as expressly set forth by specific reference in such filing.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

On September 25, 2023, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of the Company, after discussion with management and the Company’s independent registered public accounting firm, determined that the Company’s previously issued interim financial statements included in the quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2023, filed on May 10, 2023, interim financial statements included in the quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2022, filed on May 10, 2023, and interim financial statements included in the quarterly report on Form 10-Q/A for the fiscal quarter ended September 30, 2022, filed on May 10, 2023 (each a “Previous Filing” and collectively “Previous Filings”), should no longer be relied upon and should be restated due to the identification of accounting errors. Similarly, any previously furnished or filed reports, related earnings releases, investor presentations or similar communications of the Company describing the Company’s financial results or other financial information contained in the Previous Filings should no longer be relied upon.

The required adjustments were identified during the course of management’s review of the Company’s financial statements in conjunction with the year-end audit. The required adjustments are primarily the result of a reassessment of technical accounting matters in the first and second quarters and the reversal of revenue recognition in the third quarter due to the inability to collect payment with subsequent recovery of inventory. The Company is also correcting and/or reclassifying certain other immaterial items for other periods presented.

These matters did not involve any misconduct with respect to the Company, its management or employees.

The noted adjustments reflect preliminary information for the affected quarters and are based on facts and information available to the Company’s management as of the date of this report and are subject to potential further changes upon completion of the Company’s financial review and restatement procedures.

As a result of the accounting errors identified, the Company will:

a)	restate its unaudited condensed consolidated financial statements and the notes thereto included in the Previous Filings; and
b)	amend its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) related to the Previous Filings.

The Company intends to file amendments to the Previous Filings in order to restate the financial statements for the affected periods as soon as practicable.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Item 4.02 with the Company’s independent registered public accounting firm, Cherry Bekaert LLP.

Due to the impact of the above matters on the Company’s ability to timely file its financial statements, the Company intends to file a Form 12b-25 (NT 10-K) to extend the filing date for the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2023. The Company anticipates filing its Form 10-K for the fiscal year ended June 30, 2023, in the time frame permitted by Rule 12b-25, although no assurances can be given as to the Company’s ability to meet this timeline.

Item 7.01 — Regulation FD Disclosure

On September 27, 2023, the Company issued a press release announcing, among other things, the timing of reporting discussed in Item 4.02 above and that the Company is seeking to enter into an amendment to its credit agreement for covenant relief prior to reporting fiscal 2023 year-end results. A copy of the Company's press release is attached hereto as Exhibit 99.1 and, except to the extent incorporated into Item 2.02 above, is incorporated herein by reference.

The information set forth, or referred to, in this Item 7.01, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing by the Company under the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release, dated September 27, 2023
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are all statements other than those of historical fact. Certain of these forward-looking statements can be identified by the use of words such as “anticipates,” “intends,” “should,” “will,” or other similar expressions. Such statements may include, but are not limited to, statements regarding the Company’s intent to restate certain historical financial statements and the timing and impact of the restatement, as well as statements regarding the Company’s anticipated filing of its financial results for the year ended June 30, 2023. These statements are based on the Company’s current expectations as of the date of this Current Report on Form 8-K and involve a number of risks and uncertainties that may cause actual results to differ significantly. The Company does not undertake any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise, except as required by law. Accordingly, readers are cautioned not to put undue reliance on forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vintage Wine Estates, Inc. (Registrant)

Date:	September 27, 2023	By:	/s/ Kristina Johnston
Kristina Johnston Chief Financial Officer

937 Tahoe Boulevard, Suite 210 | Incline Village, NV 89451

For Immediate Release

Vintage Wine Estates Provides Updated Fiscal 2023
Unaudited Preliminary Results and Timing for Reporting

•
Reassessment of technical accounting matters leads to restatement of fiscal 2023 interim quarterly periods; requires more time to complete year-end filing
•
Expects to file amended 10-Qs and fiscal 2023 10-K, including revisions to fiscal 2022, as soon as practical
•
Seeking covenant relief amendment to credit agreement prior to reporting fiscal 2023 results
•
Confirms Seth Kaufman to join Company on October 30, 2023 as President and CEO
•
Refines fiscal 2023 revenue expectations from $290 million to approximately $280 million with gross margin of approximately 30%; reaffirms preliminary expectations for fiscal 2024

INCLINE VILLAGE, NV, September 27, 2023 - Vintage Wine Estates, Inc. (Nasdaq: VWE and VWEWW) (“VWE” or the “Company”), one of the top wine producers in the U.S. with an industry leading direct-to-consumer platform, today announced that it will restate its previously issued consolidated financial statements for the first, second and third quarters of fiscal 2023, which ended September 30, 2022, December 31, 2022 and March 31, 2023, respectively. The adjustments resulted from a reassessment of technical accounting matters in the fiscal 2023 first, second and third quarters. The restatements will delay filing of the Company’s fiscal 2023 10-K and the finalizing of amendments to the Company’s credit agreement. The Company is seeking to complete the credit agreement amendments within the next two weeks. The restated interim financials and fiscal 2023 10-K will be filed as soon as practical.

Jon Moramarco, Interim CEO, commented, “While frustrating, we believe these restatements and revisions, some of which date back to acquisition accounting in 2019, will provide greater clarity of our financial performance and improved comparability both looking back and as we move forward.”

He added, “We continue to work on our Five-Point Plan to advance through the transition period of fiscal 2024. We believe our focus on margin expansion through simplification and better execution, measurable cost reduction, disciplined cash management, monetization of assets to accelerate debt reduction and growing revenue in focused key brands will lead to improved financial performance and enable us to leverage our strong foundation to drive growth. We are excited that industry veteran Seth Kaufman will be joining us soon as President and CEO and look forward to his contributions to creating our go-forward strategy that will define our future path beyond this transition year.”

Fiscal 2023 Quarterly Restatements

The Company intends to file amendments to its fiscal 2023 first, second and third quarters’ Form 10-Qs as soon as practical. As a result, investors should no longer rely upon the Company’s previously issued financial statements for these periods. Similarly, related press releases, earnings releases and investor communications, including presentation materials, describing the Company’s financial results for those periods should no longer be relied upon.

The following summarizes the expected principal impacts to the Company’s prior quarterly financial statements.

Quarter ended September 30, 2022: The recognition of a $10.7 million deferred gain through an adjustment to retained earnings. The deferred gain originated with a sale-leaseback transaction in 2019 and the recognition adjustment was required by the implementation of ASC 842 – Leases in July 2022.

Quarter ended December 31, 2022: The classification of purchase price to specific property and equipment acquired in 2019 for the Laetitia sale in December of 2022 increased the loss on disposal by $3.5 million.

Quarter ended March 31, 2023: The reversal of $4.7 million in revenue and the related $3.5 million in gross profit for an uncollectable sale of bulk whiskey for which inventory was not transferred.

Updated Preliminary Unaudited Fiscal 2023 Results and Reaffirmed Fiscal 2024 Preliminary Expectations

The Company’s preliminary unaudited financial results for fiscal 2023 are estimated to be as follows:

	Previous Expectations	Current Expectations
Preliminary unaudited revenue:	Approximately $290 million	Approximately $280 million
Gross margin:	30% to 32%	Approximately 30%
SG&A:	$118 million to $122 million	Approximately $119 million
Non-cash amortization expense	$7 million to $7.5 million	Approximately $7.3 million

VWE’s preliminary expectations for fiscal 2024 based on execution of the restructuring and Five-Point Plan are currently unchanged as follows:

Revenue:	Approximately $250 million to $270 million
Gross margin:	37% to 39%, or an estimated 700 basis point improvement on lower volume
SG&A:	$95 million to $105 million, an estimated 16.5% improvement at mid-point of range
Non-cash amortization expense:	Approximately $6 million to $7 million
Estimated restructuring charges:	$6 million to $7 million

For fiscal 2024, SG&A excludes executive stock-based compensation awards expected with new leadership.

About Vintage Wine Estates
Vintage Wine Estates is a family of wineries and wines whose singular focus is producing the best quality wines and incredible customer experiences with wineries throughout Napa, Sonoma, California’s Central Coast, Oregon, and Washington State. Since its founding 20 years ago, the Company has grown to be the 14th largest wine producer in the U.S., selling more than two million nine-liter equivalent cases annually. To consistently drive growth, the Company curates, creates, stewards, and markets its many brands and services to customers and end consumers via a balanced omni-channel strategy encompassing direct-to-consumer, wholesale, and exclusive brands arrangements with national retailers. While VWE is diverse across price points and varietals with brands ranging from $10 to $150 USD at retail, its primary focus is on the fastest growing luxury segment of the U.S. wine industry with the majority of brands selling in the range of $10 to $20 per bottle. The Company regularly posts updates and additional information at ir.vintagewineestates.com.

Forward-Looking Statements
Some of the statements contained in this press release are forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “believe,” “estimate,” “expect,” “to join,” “continue,” “intend,” “plan,” “should,” “will,” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding VWE’s intention to restate its previously issued consolidated financial statements for the first, second and third quarters of fiscal 2023, which ended September 30, 2022, December 31, 2022 and March 31, 2023, respectively; the expected filing timing of the restatements and Form 10-K for the fiscal year ended June 30, 2023; VWE’s preliminary unaudited fiscal 2023 results; organization restructuring and other cost savings and expected results therefrom; expected results from the implementation of the Company’s Five-Point Plan; expectations reflecting restructuring benefits and business improvements in fiscal 2024; the expected timing of Seth Kaufman’s start as President and CEO; the conversations with the Company’s lenders; and the expectations and timing of an amendment to the agreement with the Company’s lenders. These statements are based on various assumptions, whether or not identified in this news release, and on the current expectations of VWE’s management. These forward-looking statements are not intended to serve as, and should not be relied on by any investor as, a guarantee of actual performance or an assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of VWE. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the Company’s ability to timely file the restatements and Form 10-K for the fiscal year ended June 30, 2023; the Company’s ability to reach its preliminary expected results for fiscal years ended June 30, 2023 and June 30, 2024; the Company’s ability to recognize benefits from any organization restructuring and other cost savings actions, including expected results from the implementation of the Company’s Five-Point Plan; the risk that Seth Kaufman does not start as President and CEO in the expected the time frame, or at all; risk that the Company’s lenders do not agree to an amendment in the expected time frame, or at all; the Company’s ability to regain compliance with the Nasdaq Listing Standards and maintain the listing of its securities on Nasdaq; the Company’s limited experience operating as a public company and its ability to remediate its material weakness in internal control over financial reporting and to maintain effective internal control over financial reporting, the ability of the Company to retain key personnel, the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, rising inflation, fluctuations in prices, interest rates and market demand; risks relating to the uncertainty of projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; VWE’s ability to adequately source grapes and other raw materials and any increase in the cost of such materials; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s level of insurance against catastrophic events and losses; VWE’s significant reliance on its distribution channels, including independent distributors; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; integration risks associated with recent acquisitions; possible litigation relating to misuse or abuse of alcohol; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s ability to maintain necessary licenses; VWE’s ability to protect its trademarks and other intellectual property rights; risks associated with the Company’s information technology and ability to maintain and protect personal information; VWE’s ability to make payments on its indebtedness; and those factors discussed in the Company’s most recent Annual Report on Form 10-K and in subsequent Quarterly Reports on Form 10-Q or other reports filed with the Securities and Exchange Commission. There may be additional risks including other adjustments that VWE does not presently know or that VWE currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect VWE’s expectations, plans or forecasts of future events and views as of the date and time of this news release. VWE undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

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Contacts:

Investors Deborah K. Pawlowski Kei Advisors LLC dpawlowski@keiadvisors.com Phone: 716.843.3908	Media Mary Ann Vangrin mvangrin@vintagewineestates.com